SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 8
                                       To
                                 SCHEDULE 14D-1

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP
                            (Name of Subject Company)


                      SUTTER/JAMBOREE ACQUISITION FUND, LLC
                                    (Bidder)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Robert Dixon                                    Paul J. Derenthal, Esq.
Sutter Capital Management, LLC.                 Derenthal & Dannhauser
595 Market Street, Suite 2100                   One Post Street, Suite 575
San Francisco, California 94105                 San Francisco, California  94104
(415) 777-2186                                  (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

     This Amendment No. 8 to Schedule 14D1 hereby amends and modifies the Schedule filed by the above-named bidder on November 24, 1999 and amended as of December 30, 1999, January 6, 2000, January 14, 2000, January 21, 2000, January 25, 2000, January 31, 2000 and February 2, 2000.

     This Amendment is the final amendment to the Schedule filed to report the termination of the Offer and its results. The Offer terminated on February 15, 2000. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of no Units.












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



                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       February 25, 2000



SUTTER/JAMBOREE ACQUISITION FUND, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

             By:     /s/ ROBERT DIXON
                     Robert Dixon, Manager

















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